SCHEDULE 13G
Amendment Number 7
Tosco Corporation
Common Stock $0.75 par value

Cusip #: 891-490-30-2
Item 1:  Reporting Person
Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,814,238
Item 7:  -0-
Item 8: 3,814,238
Item 9: 3,814,238
Item 11: 2.5%
Item 12: IA

Cusip #: 891-490-30-2
Item 1:  Reporting Person
Tiger Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,032,300
Item 7:  -0-
Item 8: 3,032,300
Item 9: 3,032,300 Item 11: 2.0%
Item 12: IA

Cusip #: 891-490-30-2
Item 1:  Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  6,966,538
Item 7:  -0-
Item 8: 6,966,538
Item 9: 6,966,538
Item 11: 4.5%
Item 12: IN
Item 1(a). Tosco Corporation
Item 1(b). 72 Cummings Point Road,
Stamford, Ct. 06902
Item 2(a). This statement is filed
on behalf of Tiger Management L.L.C.
("TMLLC") and Tiger Performance L.L.C.
("TPLLC"). Julian H. Robertson, Jr.
is the ultimate controlling person
of TMLLC and TPLLC.
Item 2(b). The address of each
reporting person is 101 Park Avenue,
New York, NY 10178
Item 2(c). Incorporated by reference to
item (4) of the cover page pertaining
to each reporting person.
Item 2(d). Common Stock $0.75 par value.
Item 2(e) 891-490-30-2
Item	3.  TMLLC and TPLLC are
investment advisers registered under
Section 203 of the Investment Advisers
Act of 1940.
Item	4.  Ownership is incorporated by
reference to items (5) (9) and (11) of
the cover page pertaining to each
reporting person.
Item	5.  Not applicable
Item	6.  Not applicable
Item	7.  Not applicable
Item	8.  Not applicable
Item	9.  Not applicable
Item 10.  By signing below, I certify
that, to the best of my knowledge and
belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
After reasonable inquiry and
to the best of my knowledge and belief,
I certify that the information set
forth in this statement is true, complete and correct.

September 10, 1999

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman
Under Power of Attorney dated 1/27/95
On file with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT
The undersigned agree that this
Amendment Number 7 to Schedule 13G
dated September 10, 1999 relating to
shares of common stock of Tosco
Corporation shall be filed on behalf
of each of the undersigned.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/ Nolan Altman
Under Power of Attorney dated 1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95